June 14, 2017

Via E-mail

Kim McManus

Senior Counsel, Office of Real Estate and Commodities

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Terra Secured Income Fund 5, LLC

Registration Statement on Form 10-12G

Filed April 28, 2017

File No. 000-55780

Dear Ms. McManus:

By letter dated May 25, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Terra Secured Income Fund 5, LLC (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-12G filed on April 28, 2017 (the “Registration Statement”). Set forth below are the Company’s responses to the Staff’s comments. Unless otherwise noted, the page numbers included in our responses below refer to page numbers contained in the redlined copy of the first amendment to the Registration Statement which we have filed concurrently with this response letter.

General

1.	Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

We note the Staff's comment regarding the effectiveness of the Registration Statement and the reporting requirements under the Securities Exchange Act of 1934 (the “Exchange Act”).

1940 Act Exclusion, page 13

2.	We note your disclosure that you originate, structure and fund real estate-related loans, including mezzanine loans, first and second mortgage loans, subordinated mortgage loans, bridge loans, preferred equity investments and

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June 14, 2017

other loans related to high-quality commercial real estate in the United States. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

In response to the Staff's comment, we advise the Staff that we conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is “engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exclusion from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act. Because we are organized as a holding company and conduct our business primarily through our subsidiaries, the value of the “investment securities” held by us must be less than 40% of the value of our total assets on an unconsolidated basis (exclusive of U.S. government securities and cash items). In addition, we conduct our operations so that we will not be considered an investment company under Section 3(a)(1)(A) of the 1940 Act, as we are not engaged primarily nor do we hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our REIT subsidiary, we are primarily engaged in the non-investment company businesses of originating, structuring, funding and managing commercial real estate loans.

Certain of our subsidiaries rely primarily on the exclusion from the definition of an investment company under Section 3(c)(5)(C) of the 1940 Act, or any other exclusions that may be available to our subsidiaries (other than Section 3(c)(1) or Section 3(c)(7)). Section 3(c)(5)(C) generally provides that any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates and who is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is not an investment company. In various no-action letters over the years, the staff of the SEC has provided guidance on what it means to be “primarily engaged in the business of purchasing or otherwise

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June 14, 2017

acquiring mortgages and other liens on and interests in real estate”. In accordance with those no-action letters, certain of our subsidiaries operate so that (1) at least 55% of such subsidiaries' assets consist of qualifying assets, which include mortgage loans, such as first and second mortgage loans, mezzanine loans, and direct investments in real property and (2) at least 80% of the value of their assets consist of qualifying assets and real estate-related assets. Our subsidiaries intend to monitor their holdings to ensure continuing and ongoing compliance with this test. Furthermore, our subsidiaries conduct their operations so that they will not be considered to be investment companies under Section 3(a)(1)(A) of the 1940 Act, as they are not engaged primarily nor do they hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

3.	Please revise your disclosure to provide the spread between the yield on assets and costs of funds. To the extent applicable, please discuss material trends in the spread (or individual components of the spread) to the extent driven by management's decisions or tell us why this information is not material.

In response to the Staff's comment, we advise the Staff that as of March 31, 2017, our REIT subsidiary’s portfolio consists of 35 assets with an aggregate principal balance of approximately $364 million. Of the 35 assets, 34 assets are not leveraged and one asset, a first mortgage loan with a principal balance of approximately $50.7 million, is subject to borrowings under a mortgage loan with an outstanding principal balance of approximately $34 million. Other than this mortgage loan payable, neither we nor our REIT subsidiary have any outstanding borrowings and none of our or its assets are subject to hedging arrangements. We have revised the Registration Statement on page 48 under the heading “Item 2. Financial Information — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” to disclose that the first mortgage loan held by our REIT subsidiary has a coupon interest rate of LIBOR plus 8.5%, the borrowings under the mortgage loan incurred to finance the asset bear interest at an annual rate of LIBOR plus 5.25%, and the net interest spread between the yield on the first mortgage loan and the cost of funds under the mortgage loan was 1.95% as of March 31, 2017.

We note that as disclosed on page 10 of the Registration Statement under the heading “Item 1. Business — Our Financing Strategy”, as of March 31, 2017, our REIT subsidiary has approximately $60.4 million of outstanding indebtedness consisting of obligations under participation agreements. The obligations under participation agreements arose from loan participations that we sold to affiliates. As discussed in our response to the Staff's comment 4 below, we account for investments originated and subject to participation agreements in accordance with ASC 860 — Transfers and Servicing, which requires us to record the investment at

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the gross amount on our balance sheet and record a corresponding liability in the amount of participation interest sold. None of the investments that are subject to participation agreements are leveraged and, accordingly, there is no spread between the yield on assets and costs of funds on these investments.

Additionally, we have expanded the disclosure to include a table on the net effective yield on assets calculation as well as a discussion on the change in net effective yield on assets period over period on page 44 of the Registration Statement under the heading of “Item 2. Financial Information — Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Dividend Income”.

In addition, we further advise the Staff that to the extent leverage becomes a greater part of our strategy in the future, we will disclose the spread between the yield on assets and costs of funds and material trends relating thereto in future filings under the Exchange Act.

Overview, page 39

4.	You refer to a portfolio weighted average interest rate of 12.38% and a net investment portfolio average interest rate of 13.5%. Please revise to explain the reason behind the increase in the interest rate on a net basis.

In assessing the performance of our investments, we believe it is appropriate to evaluate the investments on an economic basis, that is, gross investments net of obligations under participation agreements and mortgage loan payable.

As disclosed in the Registration Statement on page 10 under the caption “Item 1. Business — Objective and Strategy”, we typically originate and purchase subordinated loans with principal amounts between $3 million and $25 million and interest rates ranging from 12% to 16% and on a limited basis, we originate and purchase senior loans, which are typically larger principal-balance investments paying lower levels of interest reflecting the lower risk as compared to investments in subordinated loans. We may seek to finance the acquisition of these senior loans with accretive, lower rate mortgage debt that effectively creates a subordinated loan return on our net exposure.

Additionally, we may enter into participation agreements with related parties, primarily other affiliated funds managed by the Manager, to allow our company and our affiliates to invest in a specified loan when, individually, we do not have the liquidity to do so or to achieve a certain level of portfolio diversification. We account for investments originated and subject to participation agreements in accordance with ASC 860 — Transfers and Servicing, which requires us to record the investment at the gross amount and record a corresponding liability in the amount of participation interest sold. Consistent with this balance sheet treatment,

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June 14, 2017

the income statement reflects interest income on the gross amount of the investment and a corresponding expense for the participant’s share of interest. We have an economic exposure to only the net position in the investment (the gross amount less any participation interest sold) and pay asset management and servicing fees only on this net exposure.

In response to the Staff's comment, we have expanded the disclosure to include a reconciliation of our investment portfolio from a gross basis to net basis on page 39 of the Registration Statement under the caption “Item 2. Financial Information –– Management’s Discussion and Analysis of Financial Condition and Results of Operations –– Overview.”

Liquidity and Capital Resources, page 48

5.	Please revise your disclosure to discuss expected loan maturities, if any, and repayments that will be due in the next fiscal year as well as the capacity of any facilities to cover such contractual obligations.

In response to the Staff’s comment, we have revised the disclosure on page 48 of the Registration Statement under the heading “Item 2. Financial Information –– Management’s Discussion and Analysis of Financial Condition and Results of Operations –– Liquidity and Capital Resources” to include the discussion of our REIT subsidiary’s expected loan and liability maturities during the next twelve months, as well as the expected source of funds to repay such amounts.

Expense Reimbursement, page 54

6.	Please clarify whether you will directly or indirectly reimburse your manager for your allocable share of compensation paid to the named executive officers who serve through your REIT subsidiary. If so, please revise your disclosure to specify any amounts reimbursed for salaries or benefits of named executive officers, as applicable.

In response to the Staff's comment, we advise the Staff that we do not have any compensation agreements with the executive officers or employees of our Manager who serve as named executive officers through our REIT subsidiary.  Our Chairman, Chief Executive Officer, Chief Financial Officer and other executive officers are employees of our Manager and do not receive cash compensation from us for serving as our executive officers.  Pursuant to the management agreement, we reimburse our Manager and its affiliates for costs incurred by them in managing our REIT subsidiary and its portfolio of real estate related loans, including our allocable share of the compensation paid by the Manager to its personnel serving as our  Chairman, Chief Executive Officer and Chief Financial Officer.  In response to the Staff's comment, we have revised the Registration Statement on page 54 under the caption “Item 5. Directors and Executive Officers — Expense Reimbursement” to disclose the total reimbursements paid to our Manager for the three months ended March 31, 2017 and the years ended December 31, 2016 and 2015, and the amount of such reimbursements that represented our allocable share of the salaries and benefits of our Chairman, Chief Executive Officer and Chief Financial Officer. The Manager is responsible for, and we do not reimburse our Manager or its affiliates for, the salaries and benefits paid to the personnel of our Manager and its affiliates who serve as our other executive officers.

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June 14 2017

Terra Secured Income Fund 5, LLC

Consolidated Statements of Financial Condition, page F-3

7.	Please revise the face of the statements to include a line item identifying the total of liabilities and members’ capital.

In response to the Staff's comment, we have revised the face of the financial statements on page F-25 of the Registration Statement to include a line item identifying the total of liabilities and members' capital.

Thank you for your assistance in reviewing this filing. If you have any questions regarding the above, please do not hesitate to contact the undersigned at (212) 753-5100, extension 215.

Very truly yours,

/s/ Bruce Batkin

Bruce Batkin
Chief Executive Officer
Terra Secured Income Fund 5, LLC
805 Third Avenue, 8th Floor
New York, New York 10022

cc: Securities and Exchange Commission
Paul Cline
Eric McPhee
Folake Ayoola